UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: July 31, 2023

(Date of earliest event reported)

Forge Group, Inc.

(Exact name of registrant as specified in its charter)

Pennsylvania	85-4184821
(State or other incorporation)	(I.R.S. Employer Identification No.)

P.O. Box 15033

Worcester, MA 01615

(Full mailing address of principal executive offices)

(202) 547-8700

(Issuer’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 7. Departure or Hiring of Certain Officers

(a)

As previously disclosed in our Form 1-U filing dated May 11, 2023, Michael Henke (“Mr. Henke”), the Treasurer and Vice President of Finance (the principal financial and accounting officer) resigned from Forge Group, Inc. (the “Company”) and its subsidiaries, effective as of June 23, 2023. After conducting a search of potential candidates to replace Mr. Henke, the Board of Directors has appointed Stephanie Taylor (“Ms. Taylor”) to the position of Vice President and Chief Financial Officer of the Company (the principal financial and accounting officer) effective August 14, 2023. Ms. Taylor brings with her experience in finance, accounting, and corporate leadership. Ms. Taylor is a licensed Certified Public Accountant and holds a B.A. in Math and Philosophy from St. Johns College and an M.B.A. in Finance from Virginia Tech’s Pamplin College of Business.

(b)

Richard Hutchinson (“Mr. Hutchinson”) has provided notice of his decision to transition from his current position as the President and Chief Operating Officer of Forge Insurance Company (“FIC”), a wholly owned subsidiary of the Company, to the position of Strategic Adviser and consultant to the Company effective July 28, 2023. As Strategic Adviser, Mr. Hutchinson will continue to provide his insights, expertise, and guidance to the Company. In addition, Mr. Hutchinson will continue to be a significant shareholder of the Company.

(c)

The Board of Directors has appointed Dale Willis (“Mr. Willis”) to the position of Vice President – Product of FIC effective July 31, 2023. Mr. Willis brings with him experience in personal and commercial auto product development, telematics, and corporate leadership. Mr. Willis holds a B.S. from The Ohio State University and an M.B.A. from Northwestern University's Kellogg School of Management.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Forge Group, Inc.

By:	/s/ Patrick J. Bracewell
Patrick J. Bracewell
Chief Executive Officer

Date: July 31, 2023